Exhibit (a)(2)(G)

News Release

Cougar Biotechnology Announces Successful Completion of Johnson & Johnson’s Initial

Tender Offer and Commencement of Subsequent Offering Period

Los Angeles, Calif., July 3, 2009 – Cougar Biotechnology, Inc. (NASDAQ: CGRB) announced today that the initial offering period of Johnson & Johnson’s (NYSE: JNJ) tender offer for all the outstanding shares of Cougar common stock expired at midnight (Eastern time) on July 2, 2009. The offer was conducted through a wholly-owned subsidiary of Johnson & Johnson named Kite Merger Sub, Inc.

The depositary for the tender offer has advised Cougar that, as of the expiration of the initial offering period, a total of approximately 17,742,030 shares of Cougar common stock were validly tendered and not withdrawn, representing approximately 84.4% of Cougar common stock that is outstanding. All shares that were validly tendered and not properly withdrawn during the offering period have been accepted for payment. In addition, the depositary has received commitments to tender approximately 2,001,065 additional shares under the guaranteed delivery procedures described in the offer.

Johnson & Johnson has advised Cougar that it is commencing through Kite Merger Sub, Inc., a subsequent offering period of its tender offer to acquire all remaining outstanding shares of Cougar common stock. This subsequent tender offering period will expire at 5:00 p.m. (Eastern time) on Thursday July 9, 2009, unless extended.

Any shares validly tendered during this subsequent offering period will be accepted immediately for payment, and tendering stockholders will thereafter promptly be paid $43.00 in cash for each share of Cougar common stock tendered, without interest and less any required withholding taxes. This is the same amount per share that was offered and paid in the initial offering period. Shares tendered during this subsequent offering period cannot be delivered by the guaranteed deliver procedure and may not be withdrawn. In addition, shares validly tendered during the initial offering period may not be withdrawn during the subsequent offering period.

Following the expiration of the subsequent offering period, Johnson & Johnson has advised Cougar that it intends to acquire any remaining shares of Cougar common stock through what is known as a “short-form” merger,” that is, without a vote or meeting of the remaining stockholders of Cougar.

About Cougar

Cougar Biotechnology, Inc. is a Los Angeles-based biotechnology company, established to in-license and develop clinical stage drugs, with a specific focus on the field of oncology. Cougar’s oncology portfolio includes CB7630, a targeted inhibitor of the 17alpha-hydroxylase/c17,20 lyase enzyme, which is currently being tested in Phase III clinical trials in prostate cancer and a Phase I/II trial in breast cancer; CB3304, an inhibitor of microtubule dynamics, which is currently in a Phase I trial in multiple myeloma; and CB1089, an analog of vitamin D, which has been clinically tested in a number of solid tumor types.

Additional Information and Where to Find It

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other related tender offer materials) that was filed by Johnson & Johnson and Kite Merger Sub, Inc., with the Securities and Exchange Commission (SEC) on June 5, 2009, with amendments filed with the SEC from time to time thereafter. In addition, Cougar Biotechnology filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer, on June 5, 2009, with amendments filed with the SEC from time to time thereafter. These materials contain important information, including the terms and conditions of the offer, that should be read carefully before any decision is made with respect to the tender offer. Investors and stockholders can obtain a free copy of these materials and other documents filed by Johnson & Johnson, Kite Merger Sub, Inc., and Cougar Biotechnology with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer materials may also be obtained free of charge by contacting the information agent for the tender offer, Georgeson, at 1-212-440-9800 for banks and brokers and 1-877-278-9667 for stockholders and all others, or by writing to 199 Water Street, 26th floor, New York, NY 10038.

Except for the historical information contained herein, the matters set forth in this press release, including statements as to research and development, commercialization of products and the pending acquisition of Cougar Biotechnology, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including operating losses and fluctuations in operating results; capital requirements; regulatory review and approval of our products; the conduct and timing of clinical trials; commercialization of products; market acceptance of products; product labeling; concentrated customer base; reliance on strategic partnerships and collaborations; uncertainties in drug development; uncertainties regarding intellectual property, failure to satisfy conditions to the closing of the acquisition and other risks detailed from time to time in Cougar Biotechnology’s SEC reports, including its Annual Report on Form 10-K for the year ended December 31, 2008. Cougar Biotechnology disclaims any intent or obligation to update these forward-looking statements.

Contacts:

Cougar Biotechnology, Inc., +1-310-943-8040	Russo Partners, LLC
Alan H. Auerbach, Chief Executive Officer and President ahauerbach@cougarbiotechnology.com	David Schull, +1-212-845-4271 David.schull@russopartnersllc.com
Mariann Ohanesian, Director of Investor Relations mohanesian@cougarbiotechnology.com	Andreas Marathovouniotis, +1-212-845-4235 Andreas.marathis@russopartnersllc.com